DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/19/2009

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
________________________________________________________________

7. SOLE VOTING POWER
1,615,493

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,615,493
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,615,493

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
13.86%

14. TYPE OF REPORTING PERSON
IA
________________________________________________________________

Item 1. SECURITY AND ISSUER
This statement constitutes Amendment #2 to the schedule 13d filed July 15, 2008 Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on August 20, 2009, 11,657,223 shares were outstanding as of June 30, 2009.
The percentages set forth in item 5 was derived using such number.

a) BIGP and other accounts managed by Phillip Goldstein beneficially own an aggregate of 1,615,493 shares of MSY or 13.86% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) During the past 60 days the following shares of MSY were sold:

Trade Date	        Quantity	Price
09/22/09		33,147		5.2568
09/23/09		33,150		5.2679
09/24/09		9,100		5.2601
09/28/09		15,331		5.2732
09/29/09		6,032		5.2709
09/29/09		5,568		5.2709
09/30/09		1,400		5.2700
10/05/09		100		5.2200
10/06/09		1,700		5.2400
10/08/09		1,300		5.2600
10/09/09		3,600		5.2600
10/12/09		200		5.2600

During the past 60 days the following shares of MSY were bought:

Trade Date	        Quantity	Price
10/29/09		6,000		5.2500
10/30/09		18,100		5.1801
11/02/09		5,000		5.2190
11/03/09		19,500		5.2062
11/04/09		18,000		5.2267
11/05/09		12,700		5.2471
11/06/09		6,000		5.2400
11/09/09		33,200		5.2935
11/10/09		13,983		5.2825
11/11/09		11,100		5.2673
11/12/09		400		5.2800
11/12/09		16,363		5.2781
11/13/09		31,000		5.2648
11/16/09		3,000		5.2900
11/16/09		3,300		5.2900
11/17/09		6,000		5.2900
11/18/09		14,200		5.2909
11/19/09		4,700		5.2866



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA



Dated: 11/30/2009

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP